UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Amendment No. 2

Under the Securities Exchange Act of 1934

The Crypto Company

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

22906C1027

(CUSIP Number)

The Crypto Company

23823 Malibu Road, # 50477

Malibu, California 90265

(424) 228-9955

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

November 24, 2023

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D/A, and is filing this schedule because of §§240.13d-1(e), 240.13d-l(f) or 240.13d-l(g), check the following box. [  ]

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

1	NAMES OF REPORTING PERSONS Ron Levy
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURES OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 32,947,692 (1)
	8	SHARED VOTING POWER 5,117,427 (2)
	9	SOLE DISPOSITIVE POWER 32,947,692 (1)
	10	SHARED DISPOSITIVE POWER 5,117,427 (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 38,065,119 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.3%(3)
14	TYPE OF REPORTING PERSON IN

(1) The 38,065,119 shares of Common Stock beneficially owned consist of (i) 5,117,427 shares of Common Stock owned in the aggregate by Redwood Fund LP and Imperial Strategies, LLC that may be deemed indirectly beneficially owned by Mr. Levy, (ii) 31,697,692 shares of Common Stock directly owned by Mr. Levy, and (iii) 1,250,000 vested options held by Mr. Levy.

(2) See Item 5 of this Statement.

(3) The aggregate percentage of Common Stock reported owned by the Reporting Persons is based on the Issuer’s calculation that it had 309,809,873 shares of Common Stock outstanding on November 20, 2023, as reported in the Issuer’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on November 20, 2023.

1	NAMES OF REPORTING PERSONS Imperial Strategies, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURES OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER 2,085,617 (1)
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER 2,085,617 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,085,617 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.7%(2)
14	TYPE OF REPORTING PERSON CO

(1) See Item 5 of this Statement.

(2) The aggregate percentage of Common Stock reported owned by the Reporting Persons is based on the Issuer’s calculation that it had 309,809,873 shares of Common Stock outstanding on November 20, 2023, as reported in the Issuer’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on November 20, 2023.

Explanatory Note

This Amendment No. 2 to Schedule 13D (this “Schedule 13D/A”) is being filed to amend the statement on Schedule 13D relating to the common stock (the “Shares”) of The Crypto Company, a Nevada corporation (the “Issuer”), with a par value of $0.001, as filed with the Securities and Exchange Commission (the “SEC”) on June 20, 2017 (the “Original Schedule 13D”), as amended by the statement on Schedule 13D as filed with the SEC on October 11, 2017 (the “First Amendment”). The Original Schedule 13D as amended by the First Amendment is hereby further amended and supplemented as detailed below and, except as amended and supplemented hereby, remains in full force and effect.

Item 1. Security and Issuer.

The class of securities to which this statement relates is common stock (the “Shares”) of The Crypto Company, a Nevada corporation (the “Issuer”), with a par value of $0.001. The address of the principal executive office of the Issuer is 23823 Malibu Road, # 50477 Malibu, California 90265.

Item 2. Identity and Background.

This statement is being filed by the following persons (each a “Reporting Person” and, collectively, the “Reporting Persons”):

(1)	Ron Levy; and

(2)	Imperial Strategies, LLC.

Imperial Strategies, LLC (“Imperial”) is a Delaware limited liability company that offers consulting and strategic business solutions. The business address of Imperial is 5348 Vegas Drive, Suite 1548, Las Vegas, Nevada 89108.

Mr. Levy is the Chief Executive Officer, Interim Chief Financial Officer, Chief Operating Officer and Secretary of the Issuer. The business address of Mr. Levy is 23823 Malibu Road, # 50477 Malibu, California 90265. Mr. Levy is a citizen of the United States.

During the last five years, none of the Reporting Persons nor, if applicable, any of their officers or directors: (i) has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 5. Interest in Securities of the Issuer.

The information contained on the cover page to this Statement and the information set forth or incorporated in Item 4 is incorporated herein by reference.

Items 5(a)-(c) are hereby amended and restated to read as follows:

(a)

Redwood Fund LP (“Redwood”) is the direct beneficial owner of 3,031,810 shares of Common Stock. Ladyface Capital, LLC is the General Partner of Redwood. Ron Levy, Chief Executive Officer, Interim Chief Financial Officer, Chief Operating Officer and Secretary of the Issuer, is the Chief Operating Officer of Ladyface Capital, LLC. Accordingly, Mr. Levy may be deemed to have voting and investment power over the shares of Common Stock beneficially owned by Redwood.

Mr. Levy is the direct beneficial owner of 32,947,692 shares of Common Stock and vested options that he holds personally.

Imperial is the direct beneficial owner of 2,085,617 shares of Common Stock. Ron Levy, Chief Executive Officer, Interim Chief Financial Officer, Chief Operating Officer and Secretary of the Issuer, is the Chief Executive Officer of Imperial. Accordingly, Mr. Levy may be deemed to have voting and investment power over the shares beneficially owned by Imperial.

The percentage ownership is calculated based on 309,809,873 shares of Common Stock outstanding on November 20, 2023, as reported in the Issuer’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on November 20, 2023.

(b)	See Items 11 and 13 of the cover page to this Statement for the aggregate number of shares and percentage of issued and outstanding Shares owned by the Reporting Person. The percentage ownership is calculated based on 309,809,873 shares of Common Stock outstanding on November 20, 2023, as reported in the Issuer’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on November 20, 2023.

(c)	Except as set forth below and elsewhere in this Schedule 13D/A, there have been no other transactions in the class of securities reported on that were effected within the past sixty days.

In the past sixty days, there have been no sales effected by the Reporting Persons to various accredited investors in private transactions exempt from registration under Section 4(a) of the Securities Act of 1933, as amended.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Except as set forth in this Schedule 13D/A, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) between any Reporting Person and any person with respect to any securities of the Issuer, including but not limited to: transfer or voting of any of the securities of the Issuer or of its subsidiaries, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies or a pledge or contingency the occurrence of which would give another person voting power over the securities of the Issuer.

The Filers are filing this Schedule 13D/A jointly, but not as members of a group, and each disclaims membership in a group. Each Filer also disclaims beneficial ownership of the Shares except to the extent of that Filer’s pecuniary interest therein. In addition, the filing of this Schedule 13D/A on behalf of Imperial should not be construed as an admission that it is, and it disclaims that it is, a beneficial owner, as defined in Rule 13d-3 under the Act, of any of the Shares covered by this Schedule 13D/A.

Item 7. Material to be Filed as Exhibits.

Exhibit A	Agreement Regarding Joint Filing of Statement on Schedule 13D or 13G

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 30, 2023

IMPERIAL STRATEGIES, LLC

By:	/s/ Ron Levy
Ron Levy, Chief Executive Officer

/s/ Ron Levy
Ron Levy

EXHIBIT A

AGREEMENT REGARDING JOINT FILING

OF STATEMENT ON SCHEDULE 13D OR 13G

The undersigned agree to file jointly with the Securities and Exchange Commission (the “SEC”) any and all statements on Schedule 13D or Schedule 13G (and any amendments or supplements thereto) required under section 13(d) and 16(a) of the Securities Exchange Act of 1934, as amended, in connection with purchases by the undersigned of the securities of any issuer. For that purpose, the undersigned hereby constitute and appoint Imperial Strategies, LLC, a Delaware limited liability company, as their true and lawful agent and attorney-in-fact, with full power and authority for and on behalf of the undersigned to prepare or cause to be prepared, sign, file with the SEC and furnish to any other person all certificates, instruments, agreements and documents necessary to comply with section 13(d) and section 16(a) of the Securities Exchange Act of 1934, as amended, in connection with said purchases, and to do and perform every act necessary and proper to be done incident to the exercise of the foregoing power, as fully as the undersigned might or could do if personally present.

Dated: November 30, 2023

IMPERIAL STRATEGIES, LLC

By:	/s/ Ron Levy
Ron Levy, Chief Executive Officer

/s/ Ron Levy
Ron Levy